MANUALLY EXECUTED COPY

SECURITIES AND EXCHANGE COMISSION

RECD S.E.C.
JUN 1 2 2002
1086

Washington, D.C. 20549

FORM 6-K

02038280

1-13758

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
6-3-02

For the month of June 2002

Portugal Telecom, SGPS, S.A.

PROCESSED
JUN 1 7 2002
THOMSON
FINANCIAL

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

ANNOUNCEMENT

PORTUGAL TELECOM, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Pursuant to the terms of subparagraph e) of no. 1 of article 3 of the CMVM's (Portuguese Securities Market Commission) Regulation No. 11/2000, Portugal Telecom, SGPS, S.A. hereby makes the following public announcement:

- Election, at the Board meeting held on May 28, 2002, of Mr. Luís Manuel da Costa de Sousa de Macedo as Secretary of the Company, to replace Mr. José António Martins Moura Calhão, completing the term of office for the period 2000/2002.

Lisbon, June 11, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: June 12, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations